Exhibit 2.2

ASSIGNMENT AND ASSUMPTION AGREEMENT

ASSIGNMENT AND ASSUMPTION AGREEMENT, dated as of November 21, 2004 (this “Agreement”), between Altra Holdings, Inc., a Delaware corporation (“Holdings”) and, its wholly-owned subsidiary, Altra Industrial Motion, Inc., a Delaware corporation (“Altra”).

W I T N E S S E T H:

WHEREAS, Holdings (formerly CPT Acquisition Corp.), Warner Electric Holding, Inc. (“Warner”) and Colfax Corporation (“Colfax” and, together with Warner, the “Sellers”) have entered into that certain LLC Purchase Agreement, dated as of October 25, 2004 (the “LLC Purchase Agreement”), pursuant to which the parties contemplated that Holdings would acquire all of the limited liability company interests of Power Transmission Holding LLC (“PT Holding”) from Sellers;

WHEREAS, in accordance with Section 11.05 of the LLC Purchase Agreement, Holdings desires to assign to Altra all of Holdings’ right, title and interest in, under and to the LLC Purchase Agreement; and

WHEREAS, Altra desires to accept such assignment and assumption of the LLC Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.             Assignment.  In accordance with and subject to the terms of this Agreement, Holdings hereby sells, assigns, transfers and conveys to Altra, to the extent that such are legally assignable, all of Holdings’ right, title and interest in, under and to the LLC Purchase Agreement.

2.             Acceptance and Assumption.  In accordance with and subject to the terms of this Agreement, Altra hereby accepts the assignment, transfer and conveyance, to the extent that such are legally assignable, of Holdings’ right, title and interests in, under and to the LLC Agreement.

3.             Parties in Interest.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

4.             Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, and all of which together shall constitute one and the same instrument.

5.             Governing Law.  This Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware as applied to contracts made and performed entirely in such state.

6.             Definitions.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the LLC Purchase Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first written above.

ALTRA HOLDINGS, INC.

By:
Name: Michael L. Hurt
Title: Chief Executive Officer

ALTRA INDUSTRIAL MOTION, INC.

By:
Name: Michael L. Hurt
Title: Chief Executive Officer

[LLC Purchase Agreement Assignment]